Item 1. N/A

Item 2.        Disposition of Assets

On July 23, 2001, REII Incorporated (the "Company") disposed of One (1) residential building lot held for investment purposes.
Naples Inc.

        The total selling price of the one residential building lot is follows:

        5330 Hunter Blvd. Golden Gate FL 34116        $ 23,000.00

                                                       ----------
        Gross Sales prices                            $ 23,000.00


       Cost of Sales Action                           $  1,634.03.
                                                       ----------
       Net Income from Sale                           $ 21,365.97

       The Historical value of this property as carried on the company's books was $ 9000.00 thereby showing a net profit on this transaction of $12,365.97
 The income from this sale will be used to reduce company debt.